UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2024

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation
(Translation of registrant’s name into English)

Bay & Deveaux Streets, Nassau, The Bahamas

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒    Form 40-F ☐

Listing on Over the Counter QB Venture Market

On December 17, 2024, Nymox Pharmaceutical Corporation (the “Company”) issued a press release announcing that the Company’s Common Stock has resumed trading under the symbol NYMXF on the Over the Counter QB (OTCQB®) Venture Market. This press release is furnished as Exhibit 99.1 to this report on Form 6-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Nymox Pharmaceutical Corporation, dated December 17, 2024

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 17, 2024

NYMOX PHARMACEUTICAL CORPORATION

By:	/s/ Paul Averback
Name:	Paul Averback
Title:	President and Chief Executive Officer

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